NO-ACT

| | |
|---|---|
| Act | ICA |
| Section | 23(b) 63 |
| Rule | |
| Public Availability | 3-12-09 |



March 12, 2009
IM Ref. No. 20088191347
Kohlberg Capital Corporation
File No. 333-151268

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated March 6, 2009, requests our assurance that we would not recommend enforcement action to the Commission against Kohlberg Capital Corporation ("Kohlberg") under section 23(b) or section 63 of the Investment Company Act of 1940 (the "Act") if Kohlberg sells its common stock at a price below the stock's current net asset value ("NAV") within one year after obtaining shareholder approval of such sale at a special meeting, rather than an annual meeting of shareholders.



Facts

You state that Kohlberg, a Delaware corporation, is a closed-end investment company that has elected to be regulated under the Act as a business development company ("BDC"). You state that shares of Kohlberg's common stock are listed and traded on The Nasdaq Global Select Market and frequently trade at a price that is less than the current NAV of those shares. You state that, consequently, it may be necessary for Kohlberg, if it chooses to raise capital by issuing additional common stock, to do so at a price which is less than the current NAV of such stock in order to ensure the marketability of that stock.

You state that Kohlberg, with the approval of its board of directors, sought shareholder approval of a proposal to authorize Kohlberg to sell shares of its common stock or warrants, options or rights to acquire its common stock at a price below the then-current NAV of such stock (the "Proposal") at its June 13, 2008 annual shareholders meeting (the "Annual Meeting"). You state that at the Annual Meeting, Kohlberg also sought shareholder approval of other proposals, including proposals related to the uncontested election of directors and the ratification of Kohlberg's independent registered public accounting firm.

You state that the uncontested election of directors and the ratification of the selection of the company's accountant each were considered routine matters on which member organizations could exercise discretionary voting authority with respect to the uninstructed customer shares. You state that the Proposal, however, was considered a matter that could affect substantially the rights or privileges of Kohlberg Capital's stock. You state that, as a result, brokers voted the uninstructed customer shares for the election of directors and for ratification of the selection of the company's accountant but could not vote on the Proposal. You state that the uninstructed customer shares were recorded instead as broker non-votes with respect to the Proposal. You state that, at the Annual Meeting, 9,776,147 shares voted in favor of the Proposal, 1,495,045 shares voted against the Proposal, 97,482 shares abstained from voting on the Proposal, and 3,442,382 broker non-votes were recorded. You state that broker non-votes were deemed present at the Annual Meeting and the Proposal therefore was not approved by the required percentage of votes present at the Annual Meeting.

You state that, on June 26, 2008, Kohlberg held a special meeting of shareholders (the "Special Meeting") at which the Proposal was the only matter submitted for shareholder approval. You state that the absence of a routine matter on the proxy card for which broker discretionary voting was permitted meant that there were no broker non-votes present at the Special Meeting. You state that the Proposal received the requisite percentage of votes present at the Special Meeting.

Legal Analysis

Section 23(b) of the Act generally prohibits a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the current NAV of such stock. Section 23(b)(2) of the Act excepts from this prohibition a sale "with the consent of a majority of [the closed-end fund's] common stockholders."

Section 63 of the Act makes section 23 of the Act generally applicable to BDCs. Section 63(2)(A) of the Act provides that, notwithstanding section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current NAV if, among other requirements, the holders of a majority of the BDC's outstanding voting securities that are not affiliated persons of the BDC "approved [the BDC's] policy and practice of making such sales of securities at the last *annual* meeting of shareholders . . . within one year immediately prior to any such sale (emphasis added).[1]"

You assert that, although the literal wording of section 63(2)(A) provides for shareholder approval at an annual meeting of shareholders, Congress did not intend to distinguish between approval obtained at an annual meeting or a special meeting, so long as approval was obtained within one year immediately prior to the transaction.[2] You

1 Section 2(a)(42) of the Act defines the "vote of a majority of the outstanding voting securities of a company" to mean "the vote, at the annual or a special meeting of the security holders of such company duly called, (A) of 67 per centum or more of the voting securities present at such meeting, if the holders of more than 50 per centum of the outstanding voting securities of such company are present or represented by proxy; or (B) of more than 50 per centum of the outstanding voting securities of such company, whichever is the less."

2 You cite H.R.Rep. No. 1341, 96th Cong. 2d Sess. 58 (1980) in support of your assertion.

state that Congress simply intended to protect a BDC's shareholders from the potential problems associated with selling the BDC's stock at a price below NAV by providing that such sales could be made only with recent shareholder approval. You also state that, in section 23(b) of the Act, Congress permitted any registered closed-end investment company to sell its common stock at a price below NAV "with the consent of a majority of its common stockholders," without distinguishing between annual meetings and special meetings.

Conclusion

Based on the facts and representations stated in your letter, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against Kohlberg under section 23(b) of the Act or section 63 of the Act if Kohlberg sells its common stock at a price below the stock's current NAV within one year after obtaining shareholder approval of such sale at a special, rather than an annual, meeting of shareholders. This response represents our view on enforcement action only, and does not express any legal conclusions on the issues presented.

Wendy Friedlander

Wendy Friedlander
Senior Counsel

ROPES & GRAY

ROPES & GRAY LLP
1211 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-8704
WWW.ROPESGRAY.COM

March 6, 2009

Jessica Taylor O'Mary
212-596-9032
646-728-1852 fax
jessica.omary@ropesgray.com

**BY E-MAIL AND FEDEX**

Nadya Roytblat, Esq.
Assistant Director
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ms. Roytblat:

We are writing on behalf of Kohlberg Capital Corporation ("Kohlberg Capital"), a corporation organized under the laws of the State of Delaware and an internally managed, non-diversified closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"). Kohlberg Capital's shares are listed and traded on The Nasdaq Global Select Market. We request that the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend to the SEC that it take any enforcement action under Section 23(b) or Section 63 of the 1940 Act against Kohlberg Capital with respect to its sale of its common stock at a price below current net asset value after obtaining shareholder approval for such sale at a special meeting, rather than an annual meeting, of shareholders.

## I. Facts

As is common with closed-end investment companies, including business development companies, shares of Kohlberg Capital's common stock frequently trade at a price that is less than the current net asset value of those shares. Consequently, it may be necessary for Kohlberg Capital, if it chooses to raise capital by issuing additional stock, to do so at a price which is less than the current net asset value in order to ensure the marketability of that stock. Section 23(b) of the 1940 Act, applicable to business development companies through Section 63 of the 1940 Act, however, provides that "no registered closed-end company shall sell any common stock of which it is the issuer at a price below the current net asset value of such stock, exclusive of any distributing commission or discount....except (1) in connection with an offering to the holders of one or more classes of its capital stock; (2) with the consent of a majority of its common stockholders; (3) upon conversion of a convertible security in accordance with its terms; (4) upon the exercise of any warrant outstanding on the date of enactment of [the 1940 Act] or issued in accordance with the provisions of Section 18(d); or (5) under such other circumstances as the [SEC] may permit by rules and regulations or orders for the protection of investors."

Section 63(2) of the 1940 Act provides that a business development company such as Kohlberg Capital may issue its common stock at a price below net asset value without violating Section 23(b) if, among other requirements, "the holders of a majority of such business development company's outstanding voting securities, and the holders of a majority of such company's outstanding voting securities that are not affiliated persons of such company, approved such company's policy and practice of making such sales of securities at the last annual meeting of shareholders or partners within one year immediately prior to any such sale...." Section 2(a)(42) of the 1940 Act defines "a majority of the outstanding voting securities" as "the vote, at the annual or a special meeting of the security holders of such company duly called, (A) of 67 per centum or more of the voting securities present at such meeting, if the holders of more than 50 per centum of the outstanding voting securities of such company are present or represented by proxy; or (B) of more than 50 per centum of the outstanding voting securities of such company, whichever is the less." As a practical matter, it is often necessary to rely upon Section 2(a)(42)(A) of the 1940 Act, the former of these alternative methods of meeting the requirement.

Like many closed-end funds, institutional ownership of Kohlberg Capital's shares is relatively low, and persuading beneficial owners to vote their shares can be difficult and costly. As a result, the treatment of shares not voted by beneficial owners in calculating voting results is important. The proxy voting rules of the national securities exchanges determine whether member organizations, *i.e.*, brokers, may vote shares held in street name for which the beneficial owners fail to provide voting instructions ("uninstructed customer shares"). New York Stock Exchange ("NYSE") Rule 452[1] provides that a member organization may give a proxy to vote shares registered in its name, notwithstanding the failure of the beneficial owner to instruct the member organization how to vote, provided, among other requirements, that the proposal being voted on does not involve a matter which "may affect substantially the rights or privileges of such stock." Thus, a member organization has discretionary authority to vote uninstructed customer shares on routine matters but may not vote such shares on non-routine matters. If a proxy card includes both routine and non-routine proposals, then the uninstructed customer shares are recorded as "broker non-votes" with respect to the non-routine proposals.

In accordance with Section 63(2), Kohlberg Capital sought shareholder approval of a proposal to authorize Kohlberg Capital, with approval of its Board of Directors, to sell shares of its common stock or warrants, options or rights to acquire its common stock at a price below the then

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[1] Other national securities exchanges have similar rules. *See, e.g.*, American Stock Exchange Rule 577; *see also Order Granting Approval to Proposed Rule Change Relating to Rule 452 – Giving Proxies by Member Organization*, Exchange Act Rel. No. 30697 (May 13, 1992) ("Giving Proxies by Member Organization").

current net asset value per share of such stock (the "Proposal") in the proxy statement for Kohlberg Capital's June 13, 2008 annual meeting (the "Annual Meeting") filed with the SEC on April 23, 2008. In addition to seeking shareholder approval of the Proposal and other matters, Kohlberg Capital asked shareholders to elect directors and to ratify the selection of Deloitte & Touche LLP as Kohlberg Capital's independent registered public accountant for the current year.

The uncontested election of directors and the ratification of the selection of the company's accountant each were considered routine matters on which member organizations could exercise discretionary voting authority with respect to the uninstructed customer shares. However, the Proposal was considered a matter that could affect substantially the rights or privileges of Kohlberg Capital's stock. As a result, brokers voted the uninstructed customer shares for the election of directors and for ratification of the selection of the company's accountant but could not vote on the Proposal. Instead, the uninstructed customer shares were recorded as broker non-votes with respect to the Proposal. At the Annual Meeting, 9,776,147 shares (or approximately 86% of the shares voting on the Proposal) voted in favor of the Proposal, 1,495,045 shares voted against the Proposal, 97,482 shares abstained from voting on the Proposal, and 3,442,382 broker non-votes were recorded.

In determining whether a proposal has received the affirmative vote of "a majority of the outstanding voting securities," as defined in Section 2(a)(42)(A) of the 1940 Act, broker non-votes are considered "present." Although broker non-votes help achieve the requirement that "holders of more than 50 per centum of the outstanding voting securities" be present, they are effectively negative votes. Giving Proxies by Member Organization; *Concerning H.R. 1495, Investment Company Act Amendments of 1995: Hearing Before the Subcomm. on Telecommunications and Finance of the H. Comm. on Commerce*, 104th Cong. 1st Sess. 22-23 (Oct. 31, 1995) (testimony of Barry P. Barbash, Director, Division of Investment Management, SEC).[2] At the Annual Meeting, despite overwhelming support for the Proposal from shareholders who voted, the Proposal received

[2] H.R. 1495 would have replaced the last sentence in section 2(a)(42) with the following text.

> The vote of a majority of the outstanding voting securities of a company on any matter means the affirmative vote of a majority of the shares represented at a meeting at which a quorum is present *and voting on such matter*. For these purposes, the presence in person or by proxy of holders of a majority of the outstanding voting securities of such company constitutes a quorum. (Emphasis added.)

Under the proposed language, broker non-votes would *not have* been considered shares "voting on such matter," and thus would have been omitted from the denominator when calculating the new Section 2(a)(42)(A) percentage.

the affirmative vote of only 66% of the votes present at the Annual Meeting. Thus, it did not receive the required percentage of affirmative votes under Section 2(a)(42)(A) and was not approved as required under Section 63 because of the large number of broker non-votes present.

In a proxy statement filed with the SEC on June 26, 2008, Kohlberg Capital solicited proxies for a special meeting (the "Special Meeting") at which only the Proposal was submitted for shareholder approval. The proxy statement disclosed that the Proposal had been submitted to shareholders but failed to receive shareholder approval. The absence of a routine matter on the proxy card for which broker discretionary voting was permitted meant that there were no broker non-votes "present" at the Special Meeting. The re-submitted Proposal received 11,188,038 votes "for" (or approximately 86% of the shares voting on the Proposal), 1,760,156 votes "against", and 91,678 "abstentions" at the Special Meeting. On the record date for the Special Meeting, there were 21,234,482 shares of common stock outstanding. Therefore, the Proposal received the affirmative vote required under each of the alternative tests in Section 2(a)(42) and was passed in accordance with Section 63 because it received the requisite approval of shareholders and unaffiliated shareholders of Kohlberg Capital.

## II. Analysis

**Section 63**

Section 63(2) of the 1940 Act provides a mechanism by which a business development company like Kohlberg Capital may issue its common stock at a price below net asset value. Part of that mechanism involves obtaining the approval of:

> the holders of a *majority of such business development company's outstanding voting securities*, and the holders of a *majority of such company's outstanding voting securities* that are not affiliated persons of such company, approved such company's policy and practice of making such sales of securities at the *last annual meeting of shareholders or partners within one year immediately prior to any such sale*... (Emphasis added).

The language of Section 63(2) does not expressly provide that a business development company can obtain the necessary shareholder approval at a special, as opposed to an annual, meeting of shareholders. However, the legislative history of Section 63(2) suggests that Congress intended to permit business development companies to sell their securities at a price below net asset value if shareholder approval was obtained at an annual meeting *or* at a special meeting held within one year of the sale. The Small Business Investment Incentive Act of 1980 amended the 1940 Act to provide for a separate regulatory framework for business development companies to "exempt business development companies electing such status from the specific provisions of the [1940 Act] in favor of a carefully-tailored pattern of regulation that takes into account of special needs of such companies, while at the same time preserving important investor protections." H.R.Rep. No. 1341, 96th Cong., 2d Sess. 58 (1980) (the "House Report on the Small Business Investment Incentive Act"). The House Report on the Small Business Investment Incentive Act states that Section 23 is "designed to prevent dilution of existing shareholder interests without their approval, to prevent favoritism in a buy-out situation, and to ensure fair pricing in a repurchase, call or redemption of securities by a close-end [*sic*] company." The House Report on the Small Business Investment Incentive Act also states:

> Despite the exclusion from the prohibitions of section 23(a)(2) for a business development company, investors in such a company retain protection, however, in that the policy or practice of making the sale of the business development company's securities at a price below the current net asset value must have been approved by shareholders or partners of the business development company at the last annual meeting of securityholders *or* within one year of the transaction. (Emphasis added.)

This statement of legislative intent suggests that Congress did not intend to distinguish between approval obtained at special, rather than annual, shareholders' meetings so long as approval was obtained within one year of the transaction. Congress simply intended to protect shareholders of business development companies from the potential problems associated with selling the securities of such companies below net asset value by providing that such sales could be made only with recent shareholder approval.

Additional support for this position is supplied by the fact that in Section 23(b) of the 1940 Act, the analogous section of the 1940 Act applicable to conventional closed-end investment companies, Congress provided that sales of the securities of closed-end investment companies can be made at less than net asset value "with the consent of a majority of its common stockholders." Significantly, no distinction is made between approval obtained at annual and special meetings of shareholders. The legislative history of Section 63(2) states that "the bill provides for ...liberalizations in the existing structure of the [1940 Act] for business development companies...In the area of distributions and repurchases of securities, the bill would allow sales of stock at prices below new asset value if such a plan has been approved by a majority of non-affiliated shareholders..." Given Congress's intention of relaxing certain 1940 Act regulatory requirements for business development companies, it would be incongruous to impose a harsher requirement (that such approval can only be secured at an annual meeting) under Section 63 than under Section 23 of the 1940 Act.

In addition, we note that the Staff has granted similar relief in the past to a business development company. *See* Greater Washington Investors, Inc., SEC No-Action Letter, 1983 WL 28751 (publicly available Oct. 21, 1983).

III. Conclusion

We believe that Kohlberg Capital's obtaining shareholder approval of the issuance of its shares at less than net asset value is wholly consistent with the policies and purposes of Section 63(2) of the 1940 Act. Allowing Kohlberg Capital to seek the shareholder approval required by Section 63(2) at a special meeting allows Kohlberg Capital to seek additional capital through a public offering and allows the preferences of shareholders who choose to exercise their right to vote to be respected. Requiring a business development company to seek such shareholder approval at an annual meeting would frustrate the expressed preferences of shareholders in instances where there are substantial broker non-votes and would not further Congress's expressed intent of reducing the burdens of Section 23 on closed-end funds that are business development companies while maintaining the protection of requiring a shareholder approval. Such an outcome would disadvantage Kohlberg Capital's current shareholders, who Kohlberg Capital believes would benefit from Kohlberg Capital's ability to raise capital and seek additional investment opportunities, and would serve no purpose under the 1940 Act.

Should you have any questions about the foregoing, please do not hesitate to contact the undersigned at 212-596-9032. Thank you.

Sincerely,

Jessica Taylor O'Mary

cc: Michael Doherty, Esq.
Craig Marcus, Esq.



END